Exhibit 99.1

Mobilicom’s SkyHopper Micro Chosen by Tier-1 Drone Manufacturer for Integration into its Drone Platform

●	Recently launched SkyHopper Micro is designed for mass deployment of mini-and-small-sized drone fleets, a high-demand segment driven by one-off high replacement and deployment rate

●	Tier-1 manufacturer is a global leader in its field selling similar products for decades to countries worldwide to serve government, military, intelligence & kamikaze applications

●	Tier-1 manufacturer completed flight testing and successful demonstration based on Mobilicom’s SkyHopper Micro and initiated a marketing campaign to its existing customers, building widespread interest and demand for the product

●	Other successful demonstrations have been given to potential customers such as the U.S. Army and European militaries

Shoham, Israel, Nov. 21, 2022 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, ASX: MOB, NASDAQ: MOB, MOBBW), a provider of cybersecurity and smart solutions for drones, robotics, and autonomous platforms, today announced that its recently launched SkyHopper Micro, a new micro bi-directional data link specifically designed to enable mass deployment of fleets of mini-to-small-sized drones, has been chosen by a Tier-1 drone manufacturer, a global leader in its field with an installed base of customers, for integration into its drone platform.

Launched in October 2022, the SkyHopper Micro, designed for mass deployment of mini-and-small-sized drone fleets, caters to the growing demand for high-use applications including commercial inspections, disaster relief, defense, and intelligence. Equipped with Mobilicom’s ICE cybersecurity software, SkyHopper Micro provides superior security for drone and communication channels, encrypting all data that is transmitted and collected. The secure communications system features an advanced proprietary encryption mechanism and is compatible with a wide range of flight controllers, mission software, and payloads.

SkyHopper Micro was selected by this leading Tier-1 drone manufacturer due to its superior performance both in line-of-sight (LOS) and urban non-LOS conditions and its lightweight miniature size, making it ideal for integration into mini-and-small-sized drones. SkyHopper Micro also complies with the National Defense Authorization Act (NDAA), a key requirement for U.S. government agencies.

The Tier-1 drone manufacturer completed the engineering process, integrating the SkyHopper Micro into its mini-drone systems and ground control system (GCS). Following comprehensive testing and verification, the platform was successfully field and flight tested in the U.S. and Europe.

“We believe the potential of this SkyHopper Micro program is immense due to large-scale deployments planned by this Tier-1 drone manufacturer. These small-sized, often single-use drones have high deployment and replacement rates, driving demand for Mobilicom’s products,” stated Mobilicom CEO Oren Elkayam.

“The extensive use of tactical and miniature drones, especially for intelligence and kamikaze in the Ukraine – Russia conflict has accelerated current demand. We believe such solutions will be deployed worldwide by armies as part of their miniature munition drone strategy,” Elkayam concluded.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com